

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047969

March 19, 2005

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/19/2005

Re: McKesson Corporation
Incoming letter dated February 22, 2005

Dear Mr. Stoller:

This is in response to your letter dated February 22, 2005 concerning the shareholder proposal submitted to McKesson by William Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Securities Exchange Act of 1934,
Rules 14a-8(b), 14a-8(f), 14a-8(i)(2),
and 14a-8(i)(6)

February 22, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: McKesson Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, McKesson Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by William Steiner (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders. For purposes of the Proposal, the Proponent has designated John Chevedden as his proxy and requested that all correspondence concerning the Proposal be directed to Mr. Chevedden.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter, (ii) the Proposal and cover letter dated September 28, 2004 submitted by the Proponent, attached hereto as Exhibit A, (iii) a letter dated October 19, 2004 from the undersigned to Mr. Chevedden, the Proponent's designated proxy, pursuant to Rule 14a-8(f) (the "Notification Letter"), attached hereto as Exhibit B, regarding the Proponent's failure to comply with certain provisions of Rule 14a-8(b), (iv) a legal opinion of this firm addressed to the Company in support of this letter (the "Delaware Law Opinion"), attached hereto as Exhibit C and (v) a copy of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), attached hereto as Exhibit D. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. At the Proponent's request, a copy of this submission is also being sent to the Proponent's designated proxy, John Chevedden.

I. Introduction

The Proposal contains a resolution seeking to amend the Company's By-laws to add a new section limiting executive compensation. The specific text of the resolution set forth in the Proposal is as follows:

> RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
>
> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

This resolution is followed by the Proponent's statement in support of the resolution. The full text of the Proposal is set forth in the Proponent's letter attached hereto.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because: (i) pursuant to Rule 14a-8(f), the proponent failed to provide, in accordance with Rule 14a-8(b), a written statement from the record holder of the securities verifying that, at the time the Proposal was submitted, the Proponent had continuously held the securities for at least one year, (ii) pursuant to Rule 14a-8(i)(2), implementation of the Proposal would cause the Company to violate state law and (iii) pursuant to Rule 14a-8(i)(6), the Company lacks the power or authority to implement the Proposal.

II. Bases for Excluding the Proposal

A. The Proponent Has Not Demonstrated Eligibility Under Rule 14a-8(b)

Rule 14a-8(b)(1) requires that the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." According to the Company's records, the Proponent is not a record holder of Company voting securities. Accordingly, pursuant to Rule 14a-8(b)(2), the Proponent must prove eligibility to submit the Proposal by either: (i) submitting to the Company "a written statement" from the "record" holder of his securities verifying that, at the time of his submission of the Proposal, he continuously held the securities for at least one year; or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms which reflect the Proponent's ownership of the shares as of or before the date on which the one-year eligibility period began.

The Proponent has failed to satisfy the requirements of Rule 14a-8(b)(2). Despite stating at the end of the Proposal that "[v]erification of stock ownership will be forwarded," neither the Proponent nor his designated proxy has provided such verification.

In accordance with Rule 14a-8(f), on October 19, 2004, thirteen days after the Company's receipt of the Proposal, the undersigned, on behalf of the Company, sent the Notification Letter to Mr. Chevedden, the Proponent's designated proxy, by FedEx overnight delivery, notifying Mr. Chevedden that the Proposal did not comply with the provisions of Rule 14a-8(b). Specifically, the Notification Letter requested that the Proponent provide the Company, within 14 calendar days of Mr. Chevedden's receipt of the Notification Letter, a written statement from the record owner of the Proponent's shares verifying the Proponent's continuous ownership of $2,000 in market value, or 1%, of the Company's voting stock for at least one year prior to his submission of the Proposal. In accordance with Section C.2 of the Division of Corporation Finance Staff Bulletin No. 14B (September 15, 2004), the Notification Letter addressed the specific requirements of Rule 14a-8(b)(2)(i) and a copy of Rule 14a-8(b) was attached to the Notification Letter. The Company has obtained from FedEx a confirmation that the Notification Letter was delivered to Mr. Chevedden on October 20, 2004, and a copy of such confirmation is included with the Notification Letter attached hereto as Exhibit B.

Neither the Proponent nor Mr. Chevedden, on behalf of the Proponent, furnished the written information requested in the Notification Letter within the required 14-day period (and have not furnished such information as of the date of this letter).

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). See CNF Inc. (January 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Atlas Air Worldwide Holdings, Inc. (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); Halliburton Company (March 7, 2003) (proper to omit proposal because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); Nextel Partners, Inc. (March 3, 2003) (same); Avaya Inc. (December 4, 2001) (same); The McGraw-Hill Companies, Inc. (November 26, 2001) (same); and Anthracite Capital, Inc. (March 29, 2002) (same). See also Eagle Food Centers, Inc. (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); Transocean Inc. (March 7, 2003) (proper to omit proposal because proponent held shares for only eleven months prior to the proposal submission date); AutoNation, Inc. (March 14, 2003) (proper to omit proposal when proponent held shares for two days less than the one-year period).

Due to the Proponent's failure to demonstrate eligibility to submit the Proposal under Rule 14a-8(b) within 14 calendar days of his receipt of the Notification Letter, the Company may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(f).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Recently, the Staff has concurred with the omission of identical proposals by numerous other companies in reliance on Rule 14a-8(i)(2). See Schering-Plough (January 15, 2005) (permitting the exclusion of an identical proposal where implementation of such proposal would cause the company to violate state law); Pfizer Inc. (January 14, 2005) (same); Baxter International (January 13, 2005) (same); General Electric Co. (January 12, 2005) (same) and Hewlett-Packard Co. (January 6, 2005) (same).

The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the accompanying Delaware Law Opinion, the Company believes that the Proposal, if adopted and implemented, would cause the Company to violate Delaware law.

The Proposal would require the Company to obtain approval of a "majority of the stockholders within one year preceding the payment of such compensation" in order for any of the Company's officers to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (emphasis added). This voting standard, also known as "per capita voting," would require the approval of the proposed compensation by a majority of the persons who own the Company's stock, without regard for the number of shares of stock owned by those persons.

Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Per capita voting's "one person, one vote" standard differs from the "one share, one vote" requirement in Section 212(a) of the DGCL. Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. See Sagusa, Inc. v. Magellan Petroleum Corp., Civ. A. No. 12,977, 1993 Del. Ch. WL 512487 (Del. Ch. Dec. 1, 1993). Article IV, Section II.C. of the Company's Certificate of Incorporation provides that each holder of the Company's outstanding Common Stock "shall be entitled to one vote for each share held." The Certificate of Incorporation does not authorize per capita voting. Accordingly, the proposed By-law mandates a voting standard that would violate Section 212(a) of the DGCL. Furthermore, the proposed By-law would conflict with Article IV, Section II.C. of the Certificate of Incorporation in violation of Section 109(b) of the DGCL, which provides that a by-law may not conflict with a company's certificate of incorporation. See Oberly v. Kirby, Del. Supr., 592 A.2d. 445, 458 n.6 (1991). For these reasons, the Proposal, if adopted and implemented, would cause the Company to violate Delaware law.[1] This conclusion and the discussion of Delaware law are supported by the accompanying Delaware Law Opinion.

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because, as discussed in Section B above, if the Company were to adopt the proposed By-law in the manner described in the Proposal, the proposed By-law would be invalid under Delaware law. The Company, therefore, is without the power or authority to implement the Proposal.

In addition, as discussed in Section B above, the Proponent's apparent objective could be achieved only through amendment of the Company's Certificate of Incorporation to expressly authorize per capita voting. However, Section 242 of the DGCL requires the Company to obtain shareholder approval before amending the Certificate of Incorporation. Since the Company cannot guarantee that shareholders would approve any such amendment, the Company believes the Proposal is properly

---

[1] Although the Proposal is precatory in that it "recommends" that the Company adopt the proposed By-law amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See Pennzoil Corporation (March 22, 1993); Badger Paper Mills, Inc. (March 15, 2000).

excludable under Rule 14a-8(i)(6) as beyond the Company's power or authority to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareholders would take such action. See H.J. Heinz Co. (June 14, 2004) (proposal urging the board to amend the by-laws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); AT&T Corp. (March 10, 2002) (proposal requesting adoption of an independent director by-law, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); General Electric Co. (February 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)); Putnam High Income Bond Fund (April 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); PG&E Corporation (January 22, 2001) (proposal requesting a by-law amendment requiring that directors on key committees meet certain criteria was beyond company's power to implement because company could not control who shareholders elected); The Southern Co. (February 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Because the Company similarly cannot guarantee that shareholders would approve any such amendment to its Certificate of Incorporation, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is properly excludable under Rule 14a-8(i)(6).

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Mark A. Mikullitz of this firm, at (212) 735-3364.

Very truly yours,



Daniel E. Stoller

Enclosures

cc: Ivan D. Meyerson, Esq., Executive Vice President,
General Counsel and Secretary, McKesson Corporation
Mr. William Steiner
Mr. John Chevedden

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John H. Hammergren
McKesson Corporation (MCK)
One Post St
San Francisco CA 94104

10/20

Dear Mr. Hammergren,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner 9/28/04
William Steiner Date

cc: Ivan D. Meyerson, Corporate Secretary
PH: 415 983-8300
FX: 415 983-8464

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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October 19, 2004

BY OVERNIGHT DELIVERY

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am writing on behalf of our client, McKesson Corporation, a Delaware corporation (the "Company"), in connection with a letter (the "Steiner Letter") sent by Mr. William Steiner to Mr. John H. Hammergren, the Company's Chairman, President and Chief Executive Officer. The Steiner Letter is dated September 28, 2004, and was received by the Company on October 6, 2004. In the Steiner Letter, Mr. Steiner submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2005 Annual Meeting of Shareholders (the "Annual Meeting"). The Steiner Letter states that you are acting on Mr. Steiner's behalf in connection with the Proposal, and requests that the Company direct all correspondence in connection with the Proposal to you. Accordingly, this letter is being sent to you.

I am notifying you on behalf of the Company that Mr. Steiner's submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to his submission of the Proposal. According to the Company's records, Mr. Steiner is not a record holder of its stock. As a result, Rule 14a-8(b)(2)(i) requires Mr. Steiner to submit to the Company a written statement from the record owner of the shares Mr. Steiner beneficially owns verifying his continuous ownership of such stock for the applicable one-year period.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that Mr. Steiner furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement required pursuant to Rule 14a-8(b)(2)(i) as described above. For your and Mr. Steiner's convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

If within the required 14-calendar day period, you or Mr. Steiner do not furnish to the Company the written statements required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares Mr. Steiner beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,



Daniel E. Stoller

Enclosure

cc: Ivan D. Meyerson, Esq., Senior Vice President,
General Counsel and Secretary, McKesson Corporation

Rule 14a-8(b)

* * *

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

Track Shipments

Detailed Results



Tracking number	790801934190	**Reference**	22404000002
Signed for by	Signature release on file	**Delivery location**	Redondo Beach, CA
Ship date	Oct 19, 2004	**Delivered to**	Residence
Delivery date	Oct 20, 2004 9:59 AM	**Service type**	Priority Envelope
		Weight	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Oct 20, 2004	9:59 AM	Delivered	Redondo Beach, CA	Left at front door. No signature required - release waiver on file
	8:12 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:20 AM	At local FedEx facility	HAWTHORNE, CA	
	4:17 AM	Arrived at FedEx location	LOS ANGELES, CA	
	4:02 AM	Departed FedEx location	MEMPHIS, TN	
	12:38 AM	Departed FedEx location	MEMPHIS, TN	
Oct 19, 2004	6:48 PM	Picked up	NEW YORK, NY	
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FROM: Mark A. Mikullitz (212)735-3384
Skadden, Arps
Four Times Square

New York, NY 100366522


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TO: **Mr. John Chevedden (310)371-7872**

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2215 Nelson Ave
No. 205
Redondo Beach, CA 90278

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Exhibit C

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE RODNEY SQUARE

P.O. BOX 636

WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000

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February 22, 2005

McKesson Corporation
One Post Street
San Francisco, CA 94104

Re: Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted to McKesson Corporation, a Delaware corporation (the "Company"), by William Steiner (the "Proponent") would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL").

We have reviewed copies of the Proponent's letter to the Company, dated September 28, 2004, and the Proposal and supporting statement which accompanied such letter. We also have reviewed copies of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), and Amended and Restated By-laws (the "By-laws"), each as currently in effect, and such other documents as we deemed necessary or appropriate as a basis for the opinion expressed herein. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such copies.

I. The Proposal

The Proponent has submitted to the Company a Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which specifically relates to limits on executive compensation. The text of the Proposal is as follows:

> RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
>
> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express herein any opinion as to the laws of any other jurisdiction.

II. Analysis of Invalidity of the Proposal

In our opinion, the Proposal, if adopted and implemented, would cause the Company to violate Delaware law, specifically Sections 212(a) and 109(b) of the DGCL. As set forth in the Proposal, the proposed By-law amendment requiring approval by "a vote of the majority of the stockholders" (a "per capita" voting standard) would be invalid under Section 212(a) of the DGCL without the express authorization of a per capita voting standard in the Certificate of Incorporation. As a purported By-law amendment, the per capita voting standard would also be invalid under Section 109(b) of the DGCL because it would conflict with the one-vote-per-share requirement set forth in the Certificate of Incorporation.

1. The Proposal Would Violate Section 212 of the DGCL

The Proposal, if adopted and implemented, would violate Section 212 of the DGCL. Section 212 of the DGCL addresses the voting rights of shareholders. Paragraph (a), in particular, states:

> "Unless otherwise provided in the certificate of incorporation …, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

8 Del. C. § 212(a) (2004) (emphasis added). Thus, a Delaware corporation, such as the Company, is governed by the "one share, one vote" standard prescribed in Section 212(a) of the DGCL, unless a provision in the certificate of incorporation states otherwise. Consequently, to be valid, any variance from the "one share, one vote" standard must be set forth in the certificate of incorporation. See Sagusa, Inc. v. Magellan Petroleum Corp., Civ. A. No. 12,977, 1993 Del. Ch. WL 512487 (Del. Ch. Dec. 1, 1993).

Section 212(a) of the DGCL does not permit companies to deviate from the "one share, one vote" standard through an amendment to the company's bylaws. The Delaware Supreme Court has made clear that under Section 212(a), "voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation…." Providence & Worcester Co. v. Baker, 378 A.2d 121, 123 (Del. 1977) (emphasis added). Indeed, more than one hundred years ago, the Delaware legislature specifically amended an earlier version of Section 212 to eliminate a provision that permitted shareholders to alter voting power through the adoption or amendment of by-laws.

In 1883, Delaware law provided that voting rights would be governed by the by-laws. See Providence & Worcester, 378 A.2d at 123; see also 1 Folk on the Delaware General Corporation Law § 212.2 (Rodman Ward, Jr. et al. eds., 4th ed. 2005-1 Supp.) ("Although an early version of the statute allowed voting restrictions or limitations to be imposed by by-law provision, the statute now recognizes only a certificate provision."). Specifically, the earlier version of Section 212(a) provided that "a shareholder was entitled to one vote for each share '[u]nless otherwise provided in the charter, certificate or by-laws of the Corporation.'" Giuricich v. Emtrol Corp., 449 A.2d 232, 239 n.14 (Del. 1982) (emphasis in original) (citing Ernest L. Folk, III, The Delaware General Corporation Law: A Commentary and Analysis 209 (1st ed. 1972)). In 1897, the statute was changed so that "a stockholder may no longer be deprived of his voting rights by a mere change in the bylaws." Id. Thus, Delaware courts have since held that any by-law attempting to alter voting rights, contrary to the certificate of incorporation, is void. See Brooks v. State, 79 A.790 (Del. 1911) (holding that a by-law that attempts to alter voting power of stock is void).

The Proposal would require the Company to obtain approval of a "majority of the stockholders" in order for any of the Company's officers to receive certain levels of compensation. Absent any indication in the Proposal to the contrary, "a majority of the stockholders" contemplates a per capita voting system. We have reviewed the Certificate of Incorporation and it does not contain any provision purporting to authorize per capita voting. Quite the contrary, Article IV, Section II.C. of the Certificate of Incorporation provides that each holder of the Company's outstanding Common Stock "shall be entitled to one vote for each share held." Without express authorization in the Certificate of Incorporation, the Company is required by Delaware law to adhere to the "one share, one vote" standard mandated under Section 212(a) of the DGCL. Therefore, the proposed By-law amendment requiring per capita voting would violate Section 212(a) and the Proposal would, if adopted and implemented, violate Delaware law.

2. The Proposal Also Would Violate Section 109 of the DGCL

The Proposal, as a purported amendment to the Company's By-laws, must comply with Section 109 of the DGCL. Section 109(b) of the DGCL provides, in part, that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation...." As noted above, Article IV, Section II.C. of the Certificate of Incorporation provides that each holder of the Company's outstanding Common Stock "shall be entitled to one vote for each share held." Therefore, the per capita voting standard contained in the Proposal would be in conflict with the one-vote-per-share requirement contained in the Certificate of Incorporation and would be invalid. See Oberly v. Kirby, Del. Supr., 592 A.2d. 445, 458 n.6 (1991) (stating that a corporation's by-laws may never contradict its certificate of incorporation). Accordingly, the Proposal, if adopted and implemented, would be in violation of Section 109(b) of the DGCL.

III. Conclusion

Based upon and subject to the foregoing, it is our opinion that the proposed By-law amendment requiring a "majority of the stockholders" to approve certain officer compensation is invalid and the Proposal would therefore, if adopted and implemented, violate the requirements of Sections 212(a) and 109(b) of the DGCL.

This letter is furnished only to you and is solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose without our express prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

RESTATED

CERTIFICATE OF INCORPORATION

OF

McKESSON CORPORATION

(Duly Adopted in Accordance with Section 245 of

the Delaware General Corporation Law)

Originally Incorporated on July 7, 1994
Under the Name SP Ventures, Inc.

(Restates and Integrates Only)

ARTICLE I.

The name of the Corporation is McKesson Corporation.

ARTICLE II.

The address of the registered office of the Corporation within the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington 19808, County of New Castle. The n ame of the registered agent of the Corporation at such address is The Prentice-Hall Corporation System, Inc.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The total number of shares of stock of all classes which the Corporation has authority to issue is 900,000,000 shares, divided into 100,000,000 shares of Preferred Stock, par value $0.01 per share (herein called the 'Series Preferred Stock') and 800,000,000 shares of Common Stock, par value $0.01 per share (herein called 'Common Stock'). The aggregate par value of all shares is $9,000,000.

The Board of Directors of the Corporation is expressly authorized, as shall be stated and expressed in the resolution or resolutions it adopts, subject to limitations prescribed by law and the provisions of this Article IV, to provide for the issuance of the shares of Series Preferred Stock in one or more class or series, in addition to the shares thereof specifically provided for in this Article IV, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, powers, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, including without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; or (v) subject to the terms and amounts of any sinking fund provided for the purchase or redemption of the shares of such series; all as may be stated in such resolution or resolutions.

The number of authorized shares of Series Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Series Preferred Stock, as the case may be, or of any series thereof, unless a vote of any such holders is required pursuant to the provisions of this Article IV or the certificate or certificates establishing any additional series of such stock.

A description of each class of the Corporation's stock, with the powers, designations, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, is as follows:

I. SERIES PREFERRED STOCK

A. General Provisions Relating to All Series

1. The Board of Directors shall have authority to classify and reclassify any unissued shares of the Series Preferred Stock from time to time by setting or changing in any one or more respects the powers, designations, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions of the Series Preferred Stock. Subject to the foregoing, the power of the Board of Directors to classify and reclassify any of the shares of Series Preferred Stock shall include, without limitation, subject to the provisions of this Certificate of Incorporation, authority to classify or reclassify any unissued shares of such stock into one or more series of Series Preferred Stock, and to divide and classify shares of any series into one or more series of Series Preferred Stock by determining, fixing or altering one or more of the following:

(a) The distinctive designation of such series and the number of shares to constitute such series; provided that, unless otherwise prohibited by the terms of such or any other series, the number of shares of any series may be decreased by the Board of Directors in connection with any classification or reclassification of unissued shares and the number of shares of such series may be increased by the Board of Directors in connection with any such classification or reclassification, and any shares of any series which have been redeemed, purchased, otherwise acquired or converted into shares of Common Stock or any other series shall remain part of the authorized Series Preferred Stock and be subject to classification and reclassification as provided in this Section.

(b) Whether or not and, if so, the rates, amounts and times at which, and the conditions under which, dividends shall be payable on shares of such series, whether any such dividends shall rank senior or junior to or on a parity with the dividends payable on any other series of Series Preferred Stock, and the status of any such dividends as cumulative, cumulative to a limited extent or non-cumulative and as participating or non-participating.

(c) Whether or not shares of such series shall have voting rights, in addition to any voting rights provided by law and, if so, the terms of such voting rights.

(d) Whether or not shares of such series shall have conversion or exchange privileges and, if so, the terms and conditions thereof, including provision for adjustment of the conversion or exchange rate in such events or at such times as the Board of Directors shall determine.

(e) Whether or not shares of such series shall be subject to redemption and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; and whether or not there shall be any sinking fund or purchase account in respect thereof, and if so, the terms thereof.

(f) The rights of the holders of shares of such series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Corporation, which rights may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on a parity with such rights of any other series of Series Preferred Stock.

(g) Whether or not there shall be any limitations applicable, while shares of such series are outstanding, upon the payment of dividends or making of distributions on, or the acquisition of, or the use of moneys for purchase or redemption of, any stock of the Corporation, or upon any other action of the Corporation, including action under this Section, and, if so, the terms and conditions thereof.

(h) Any other powers, designations, preferences and relative, participating, optional and other rights, if any, and any other qualifications, limitations and restrictions, on the shares of such series, not inconsistent with law and this Certificate of Incorporation.

2. For the purposes hereof and of any certificate providing for the classification or reclassification of any shares of Series Preferred Stock or of any other charter document of the Corporation (unless otherwise provided in any such certificate or document), any class or series of stock of the Corporation shall be deemed to rank:

(a) Prior to a particular class or series of stock if the holders of such class or classes or series shall be entitled to the receipt of dividends or of amounts distributable in the event of any liquidation, dissolution or winding up, as the case may be, in preference to or with priority over the holders of such particular class or series of stock;

(b) On a parity with a particular class or series of stock, whether or not the dividend rates, dividend payment dates, voting rights or redemption or liquidation prices per share thereof, be different from those of such particular class or series of stock, if the rights of holders of such class or classes or series to the receipt of dividends or of amounts distributable in event of any liquidation, dissolution or winding up, as the case may be, shall be neither (i) in preference to, or with priority over, nor (ii) subject or subordinate to, the rights of holders of such particular class or series of stock in respect of the receipt of dividends or of amounts distributable in the event of any liquidation, dissolution or winding up of the Corporation, as the case may be; and

(c) Junior to a particular class or series of stock if the rights of the holders of such class or classes or series shall be subject or subordinate to the rights of the holders of such particular class or series of stock in respect of the receipt of dividends or of amounts distributable in the event of any liquidation, dissolution or winding up, as the case may be.

B. Series A Junior Participating Preferred Stock

1. ***Designation and Amount.*** The shares of this series shall be designated as "Series A Junior Participating Preferred Stock" and the number of shares constituting such series shall initially be 10,000,000, par value $0.01 per share, such number of shares to be subject to increase or decrease by action of the Board of Directors as evidenced by a certificate or certificates evidencing such change.

2. ***Dividends and Distributions.***

(a) The holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first business day of January, April, July and October in each year (each such date being referred to herein as a "Series A Quarterly Dividend Payment Date"), commencing on the first Series A Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $10.00 or (ii) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Series A Quarterly Dividend Payment Date, or, with respect to the first Series A Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after November 1, 1994 (the "Rights Declaration Date') (A) declare any dividend on Common Stock payable in shares of Common Stock, (B) subdivide the outstanding Common Stock, or (C) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (a) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Series A Quarterly Dividend Payment Date and the next subsequent Series A Quarterly Dividend Payment Date, a dividend of $10.00 per share on the Series A Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Series A Quarterly Dividend Payment Date.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Series A Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Series A Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Series A Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Series A Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Series A Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

3. *Voting Rights.* The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(a) Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c) (i) If at any time dividends on any Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period') which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Series Preferred Stock, (including holders of the Series A Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

(ii) During any default period, such voting right of the holders of Series A Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(c) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Series Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of ten percent (10%) in number of shares of Series Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Series Preferred Stock of such voting right. At any meeting at which the holders of Series Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Series Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Series Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Series Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Junior Participating Preferred Stock.

(iii) Unless the holders of Series Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Series Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Series Preferred Stock, which meeting shall thereupon be called by the President, a Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Series Preferred Stock are entitled to vote pursuant to this paragraph (c)(iii) shall be given to each holder of record of Series Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Series Preferred Stock outstanding. Notwithstanding the provisions of this paragraph (c)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Series Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (A) the Directors so elected by the holders of Series Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (B) any vacancy in the Board of Directors may (except as provided in paragraph (c)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (c) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (B) of the preceding sentence.

(v) Immediately upon the expiration of a default period, (A) the right of the holders of Series Preferred Stock as a class to elect Directors shall cease, (B) the term of any Directors elected by the holders of Series Preferred Stock as a class shall terminate, and (C) the number of Directors shall be such number as may be provided for in this Certificate of Incorporation or the By-laws of the Corporation irrespective of any increase made pursuant to the provisions of paragraph (c)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in this Certificate of Incorporation or the By-laws of the Corporation). Any vacancies in the Board of Directors effected by the provisions of clauses (B) and (C) in the preceding sentence may be filled by a majority of the remaining Directors.

(d) Except as set forth herein or as otherwise required by applicable law, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

4. *Certain Restrictions.*

(a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not

(i) declare or pay dividends on, make any other distributions on, or re deem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock;

(iv) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (a) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. ***Reacquired Shares.*** Any shares of Series A Junior Participating Preferred Stock purchas ed or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series Preferred Stock and ma y be reissued as part of a new series of Series Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6. ***Liquidation, Dissolution or Winding Up.***

(a) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Serie s A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, wheth er or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Junior Participating Preferred Stock and Common Stock, respectively, holders of Series A Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(b) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

7. ***Consolidation, Merger, etc.*** In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (a) declare any dividend on Common Stock payable in shares of Common Stock, (b) subdivide the outstanding Common Stock, or (c) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

8. ***No Redemption.*** The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

9. ***Ranking.*** The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Series Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

10. ***Amendment.*** This Certificate of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

11. ***Fractional Shares.*** Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

III. COMMON STOCK

A. Dividends. Subject to all of the rights of the Series Preferred Stock, dividends may be paid upon the Common Stock as and when declared by the Board of Directors out of funds legally available for the payment of dividends.

B. Liquidation Rights. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and after the holders of the Series Preferred Stock shall have been paid in full amounts to which they respectively shall be entitled, or an amount sufficient to pay the aggregate amount to which such holders shall be entitled shall have been deposited in trust with a bank or trust company having its principal office in the Borough of Manhattan, City, County and State of New York, having a capital, undivided profits and surplus aggregating at least $5,000,000, for the benefit of the holders of the Series Preferred Stock, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

C. Voting Rights. Except as otherwise expressly provided with respect to the Series Preferred Stock and except as otherwise may be required by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes and each holder of Common Stock shall be entitled to one vote for each share held.

ARTICLE V.

A. Board of Directors of the Corporation.

1. *General Provisions.* The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The exact number of directors shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Corporation and may be increased or decreased as therein provided. Directors of the Corporation need not be elected by ballot unless required by the By-Laws.

2. ***Classification of Board of Directors.*** The directors shall be divided into three classes. Each such class shall consist, as nearly as may be possible, of one-third of the total number of directors, and any remaining directors shall be included within such group or groups as the Board of Directors shall designate. At the annual meeting of stockholders in 1994, a class of directors shall be elected for a one-year term, a class of directors for a two-year term and a class of directors for a three-year term. At each succeeding annual meeting of stockholders, beginning in 1995, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director may be removed from office for cause only and, subject to such removal, death, resignation, retirement or disqualification, shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and qualify. No alteration, amendment or repeal of this Article V or the By-Laws of the

Corporation shall be effective to shorten the term of any director holding office at the time of such alteration, amendment or repeal, to permit any such director to be removed without cause, or to increase the number of directors in any class or in the aggregate from that existing at the time of such alteration, amendment or repeal until the expiration of the terms of office of all directors then holding office, unless (i) in the case of this Article V, such alteration, amendment or repeal has been approved by the holders of all shares of stock entitled to vote thereon, or (ii) in the case of the By-Laws, such alteration, amendment or repeal has been approved by either the holders of all shares entitled to vote thereon or by a vote of a majority of the entire Board of Directors.

3. ***Directors Appointed by a Specific Class of Stockholders.*** To the extent that any holders of any class or series of stock other than Common Stock issued by the Corporation shall have the separate right, voting as a class or series, to elect directors, the directors elected by such class or series shall be deemed to constitute an additional class of directors and shall have a term of office for one year or such other period as may be designated by the provisions of such class or series providing such separate voting right to the holders of such class or series of stock, and any such class of directors shall be in addition to the classes designated above.

ARTICLE VI.

A. **General Provisions.** The following provisions are hereby adopted for the purpose of defining, limiting and regulating the powers of the Corporation and of its directors and stockholders:

1. ***Amendments to the Certificate of Incorporation.*** Subject to the provisions of applicable law, the Corporation reserves the right from time to time to make any amendment to its Certificate of Incorporation, now or hereafter authorized by law, including any amendment which alters the contract rights as expressly set forth therein, of any outstanding stock.

2. ***Amendments to the By-Laws.*** The Board of Directors is expressly authorized to adopt, alter and repeal the By-Laws of the Corporation in whole or in part at any regular or special meeting of the Board of Directors, by vote of a majority of the entire Board of Directors. Except where this Certificate of Incorporation otherwise requires a higher vote, the By-Laws may also be adopted, altered or repealed in whole or in part at any annual or special meeting of the stockholders by the affirmative vote of three-fourths of the shares of the Corporation outstanding and entitled to vote thereon.

3. ***No Preemptive Rights.*** No holder of any class of stock of the Corporation, whether now or hereafter authorized or outstanding, shall have any preemptive, preferential or other right to subscribe for or purchase any class of the Corporation's stock, whether now or hereafter authorized or outstanding, which it may at any time issue or sell, or to subscribe for or purchase any notes, debentures, bonds or other securities which it may at any time issue or sell, whether or not the same be convertible into or exchangeable for or carry options or warrants to purchase shares of any class of the Corporation's stock or other securities, or to receive or purchase any warrants or options which may be issued or granted evidencing the right to purchase any such stock or other securities, it being intended by this Section 3 that all preemptive rights of any kind applicable to securities of the Corporation are eliminated.

4. ***Vote Required to Take Action; Action by Written Consent.*** Except as otherwise provided in this Certificate of Incorporation and except as otherwise provided by applicable law, the Corporation may take or authorize any action upon the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter thereof. Action shall be taken by stockholders of the Corporation only at annual or special meetings of stockholders, and stockholders may act in lieu of a meeting only by unanimous written consent.

5. ***Compensation of Directors.*** The Board of Directors may determine from time to time the amount and type of compensation which shall be paid to its members for service on the Board of Directors. The Board of Directors shall also have the power, in its discretion, to provide for and to pay to directors rendering services to the Corporation not ordinarily rendered by directors, as such, special compensation appropriate to the value of such services, as determined by the Board from time to time.

6. ***Interested Transactions.*** Any director or officer individually, or any partnership of which any director or officer may be a member, or any corporation or association of which any director or officer may be an officer, director, trustee, employee or stockholder, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, and in the absence of fraud no contract or other transaction shall be thereby affected or invalidated. Any director of the Corporation who is so interested, or who is also a director, officer, trustee, employee or stockholder of such other corporation or association or a member of such partnership which is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize any such contract or transaction, and may vote thereat to authorize any such contract or transaction, with like force and effect as if he were not such director, officer, trustee, employee or stockholder of such other corporation or association or not so interested or a member of a partnership so interested; provided that in case a director, or a partnership, corporation or association of which a director is a member, officer, director, trustee or employee is so interested, such fact shall be disclosed or shall have been known to the Board of Directors or a majority thereof. This paragraph shall not be construed to invalidate any such contract or transaction which would otherwise be valid under the common and statutory law applic able thereto.

7. ***Indemnification.*** The Corporation shall indemnify (a) its directors to the fullest extent permitted by the laws of the State of Delaware now or hereafter in force, including the advancement of expenses under the procedures provided by such laws, (b) all of its officers to the same extent as it shall indemnify its directors, and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law. Subject only to any limitations prescribed by the laws of the State of Delaware now or hereafter in force, the foregoing shall not limit the authority of the Corporation to indemnify the directors, officers and other employees and agents of this Corporation consistent with law and shall not be deemed to be exclusive of any rights to which those indemnified may be entitled as a matter of law or under any resolution, By-Law provision, or agreement.

8. ***Court-Ordered Meetings of Creditors and/or Stockholders.*** Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which such application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

9. ***Liability of Directors.*** To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Section 9 does not affect the availability of equitable remedies for breach of fiduciary duties.

ARTICLE VII.

A. Vote Required for Certain Business Combinations

1. ***Voting Requirements.*** In addition to any vote otherwise required by law or this Certificate of Incorporation, a Business Combination (such term, and certain other capitalized terms referred to in this Article VII, as defined in Section 3 of this Article VII) shall be recommended by the Board of Directors and approved by the affirmative vote of at least:

(a) 80 percent of the votes entitled to be cast by outstanding shares of voting stock of the Corporation, voting together as a single voting group; and

(b) Two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by an Interested Stockholder who is (or whose Affiliate is) a party to the Business Combination or an Affiliate or Associate of the Interested Stockholder, voting together as a single voting group.

2. ***When Voting Requirements Not Applicable.***

(a) The vote required by Section 1 of this Article VII does not apply to a Business Combination if each of the following conditions is met:

(i) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of common stock in such Business Combination is at least equal to the highest of the following:

(A) The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of common stock of the same class or series acquired by it: (x) within the 2 year period immediately prior to the Announcement Date of the proposal of the Business Combination; or (y) in the transaction in which it became an Interested Stockholder, whichever is higher; or

(B) The Market Value per share of common stock of the same class or series on the Announcement Date or on the Determination Date, whichever is higher; or

(C) The price per share equal to the Market Value per share of common stock of the same class or series determined pursuant to subparagraph (i)(B) of this paragraph (a), multiplied by the fraction of: (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of common stock of the same class or series acquired by it within the 2 year period immediately prior to the Announcement Date, over (y) the Market Value per share of common stock of the same class or series on the first day in such 2 year period on which the Interested Stockholder acquired any shares of common stock.

(ii) The aggregate amount of the cash and the Market Value as of the Valuation Date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than Common Stock is at least equal to the highest of the following (whether or not the Interested Stockholder has previously acquired any share s of a particular class or series of stock):

(A) The highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of stock acquired by it: (x) within the 2 year period immediately prior to the Announcement Date of the proposal of the Business Combination; or (y) in the transaction in which it became an Interested Stockholder, whichever is higher; or

(B) The highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; or

(C) The Market Value per share of such class of stock on the Announcement Date or on the Determination Date, whichever is higher; or

(D) The price per share equal to the Market Value per share of such class of stock determined pursuant to subparagraph (ii)(B) of this paragraph (a), multiplied by the fraction of: (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of any class of Voting Stock acquired by it within the 2 year period immediately prior to the Announcement Date, over (y) the Market Value per share of the same class of voting stock on the first day in such 2 year period on which the Interested Stockholder acquired any shares of the same class of Voting Stock.

(iii) The consideration to be received by holders of any class or series of outstanding stock is to be in cash or in the same form as the Interested Stockholder has previously paid for shares of the same class or series of stock. If the Interested Stockholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class or series of stock previously acquired by it.

(iv) After the Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination:

(A) There shall have been: (x) no reduction in the annual rate of dividends paid on any class or series of stock of the Corporation that is not preferred stock (except as necessary to reflect any subdivision of the stock); (y) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction wh ich has the effect of reducing the number of outstanding shares of the stock; and (z) the Interested Stockholder did not become the beneficial owner of any additional shares of stock of the Corporation except as part of the transaction which resulted in su ch Interested Stockholder becoming an Interested Stockholder or by virtue of proportionate stock splits or stock dividends.

(B) The provisions of subparagraphs (x) and (y) of subparagraph (iv)(A) do not apply if no Interested Stockholder or an Affiliate o r Associate of the Interested Stockholder voted as a director of the Corporation in a manner inconsistent with such sub-subparagraphs and the Interested Stockholder, within 10 days after any act or failure to act inconsistent with such sub-subparagraphs, n otifies the Board of Directors of the Corporation in writing that the Interested Stockholder disapproves thereof and requests in good faith that the Board of Directors rectify such act or failure to act.

(v) After the Interested Stockholder has become an Interested Stockholder, the Interested Stockholder may not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation or any of its Subsidiaries, whether in anticipation of or in connection with such Business Combination or otherwise.

(b) The requirements of Section 1 of this Article VII do not apply to Business Combinations that, as to specifically identified Interested Stockholders or their Affiliates, have been approved or exempted therefrom by resolution of the Board of Directors of the Corporation at any time prior to the time that the Interested Stockholder first became an In terested Stockholder. If the Board of Directors so provides, the resolution shall be subject to approval of the stockholders in the manner and by the vote specified in the resolution.

3. ***Definitions.*** In this Article VII, the following words have the meanings indicated:

(a) "Affiliate," including the term "affiliated person," means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified person

(b) "Announcement Date" means the first general public announcement of the proposal or intention to make a proposal of the Business Combination or its first communication generally to stockholders of the Corporation, whichever is earlier;

(c) "Associate," when used to indicate a relationship with any person, means:

(i) Any corporation or organization (other than the Corporation or a Subsidiary of the Corporation) of which such person is an officer, director, or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of Equity Securities;

(ii) Any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(iii) Any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Corporation or any of its Affiliates.

(d) "Beneficial Owner," when used with respect to any Voting Stock, means a person:

(i) That, individually or with any of its Affiliates or Associates, beneficially owns Voting Stock, directly or indirectly; or

(ii) That, individually or with any of its Affiliates or Associates, has:

(A) The right to acquire Voting Stock (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or

(B) The right to vote Voting Stock pursuant to any agreement, arrangement, or understanding; or

(iii) That has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting or disposing of Voting Stock with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares of Voting Stock.

(e) "Business Combination" means:

(i) Unless the merger, consolidation, or share exchange does not alter the contract rights of the stock as expressly set forth in this Certificate of Incorporation or change or convert in whole or in part the outstanding shares of stock of the Corporation, any merger or consolidation of the Corporation or any Subsidiary with (A) any Interested Stockholder or (B) any other corporation (whether or not itself an Interested Stockholder) which is, or after the merger or consolidation, would be, an Affiliate of an Interested Stockholder that was an Interested Stockholder prior to the transaction.

(ii) Any sale, lease, transfer or other disposition, other than in the ordinary course of business, in one transaction or a series of transactions in any 12-month period, to any Interested Stockholder or any Affiliate of any Interested Stockholder (other than the Corporation or any of its Subsidiaries) of any assets of the Corporation or any Subsidiary having, measured at the time the transaction or transactions are approved by the Board of Directors of the Corporation, an aggregate book value as of the end of the Corporation's most recently ended fiscal quarter of 10 percent or more of the total Market Value of the outstanding stock of the Corporation or of its net worth as of the end of its most recently ended fiscal quarter;

(iii) The issuance or transfer by the Corporation, or any Subsidiary, in one transaction or a series of transactions, of any Equity Securities of the Corporation or any Subsidiary which have an aggregate Market Value of 5 percent or more of the total Market Value of the outstanding stock of the Corporation to any Interested Stockholder or any Affiliate of any Interested Stockholder (other than the Corporation or any of its Subsidiaries) except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the Corporation's voting stock or any other method affording substantially proportionate treatment to the holders of Voting Stock;

(iv) The adoption of any plan or proposal for the liquidation or dissolution of the Corporation in which anything other than cash will be received by an Interested Stockholder or any Affiliate of any Interested Stockholder; or

(v) Any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation, of the Corporation with any of its Subsidiaries which has the effect, directly or indirectly, in one transaction or a series of transactions, of increasing by 5 percent or more of the total number of outstanding shares, the proportionate amount of the outstanding shares of any class of Equity Securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder.

(f) "Common Stock" means any stock other than preferred or preference stock.

(g) "Control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of 10 percent or more of the votes entitled to be cast by a corporation's voting stock creates a presumption of control.

(h) "Determination Date" means the date on which an Interested Stockholder first became an Interested Stockholder;

(i) "Equity Security" means:

(i) Any stock or similar security, certificate of interest, or participation in any profit sharing agreement, voting trust certificate, or certificate of deposit for an equity security;

(ii) Any security convertible, with or without consideration, into an equity security, or any warrant or other security carrying any right to subscribe to or purchase an equity security; or

(iii) Any put, call, straddle, or other option or privilege of buying an equity security from or selling an equity security to another without being bound to do so.

(j) "Interested Stockholder" means any person (other than the Corporation or any Subsidiary) that:

(i) (A) Is the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting stock of the Corporation; or

(B) Is an Affiliate of the Corporation and at any time within the 2 year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the Voting Power of the then outstanding voting stock of the Corporation.

(ii) For the purpose of determining whether a person is an Interested Stockholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by the person through application of subsection (d) of this section but may not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(k) "Market Value" means:

(i) In the case of stock, the highest closing sale price during the 30 day period immediately preceding the date in question of a share of such stock on the composite tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the composite tape, on the New York Stock Exchange, or if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30 day period preceding the date in question on the National Association of Securities Dealers, Inc. automated quotations system or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors of the Corporation in good faith; and

(ii) In the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors of the Corporation in good faith.

(l) "Subsidiary" means any corporation of which voting stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the Corporation.

(m) "Valuation Date" means:

(i) For a Business Combination voted upon by stockholders, the later of the day prior to the date of the stockholders' vote or the day 20 days prior to the consummation of the Business Combination; and

(ii) For a Business Combination not voted upon by stockholders, the date of the consummation of the Business Combination.

(n) "Voting Stock means shares of capital stock of the Corporation entitled to vote generally in the election of directors.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed and attested to by its duly authorized officers this 1st day of August, 2002.

McKESSON CORPORATION

By: /s/ Ivan D. Meyerson
Ivan D. Meyerson
Senior Vice President, General Counsel and Corporate Secretary

Attest:

/s/ Glenette E. Babb
Glenette E. Babb
Assistant Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated February 22, 2005

The proposal relates to compensation.

There appears to be some basis for your view that McKesson may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to McKesson's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which McKesson relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel